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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 _____________

                                 SCHEDULE 13G
            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                MIM Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   553044108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 ------------

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-------------------------------                      ---------------------------
     CUSIP No.  553044108                13G           Page   2  of   4  Pages
                ---------                                   -----   -----
-------------------------------                      ---------------------------
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 1.    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Ernest Corvese, as Trustee of The Corvese Irrevocable Trust -- 1992
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                    (b) [x]
       E. David Corvese, Brian Corvese and Nancy P. Corvese
       are the sons and daughter-in-law, respectively, of
       Reporting Person.
--------------------------------------------------------------------------------
 3.    SEC USE ONLY


--------------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF   5.   SOLE VOTING POWER

   SHARES                                                                704,760
              ------------------------------------------------------------------
BENEFICIALLY  6.   SHARED VOTING POWER

  OWNED BY                                                                     0
              ------------------------------------------------------------------
    EACH      7.   SOLE DISPOSITIVE POWER

  REPORTING                                                              704,760
              ------------------------------------------------------------------
 PERSON WITH  8.   SHARED DISPOSITIVE POWER

                                                                               0
--------------------------------------------------------------------------------
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                         704,760
--------------------------------------------------------------------------------
 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                                                            5.9%
--------------------------------------------------------------------------------
 12.   TYPE OF REPORTING PERSON


                                                                              IN
--------------------------------------------------------------------------------

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                                                               Page 3 of 4 Pages

Item 1(a).    Name of Issuer:

              MIM Corporation
              ------------------------------------------------------------------

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1 Blue Hill Plaza, 15th Floor, P.O. Box 1670, Pearl River,
              New York 10965-8670
              ------------------------------------------------------------------

Item 2(a).    Name of Person Filing:

              Ernest Corvese, as Trustee of The Corvese Irrevocable Trust --
              1992
              ------------------------------------------------------------------

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              MIM Corporation, P.O. Box 3689, Peace Dale, Rhode Island 02883
              ------------------------------------------------------------------

Item 2(c).    Citizenship:

              U.S.A.
              ------------------------------------------------------------------

Item 2(d).    Title of Class of Securities:

              Common Stock, $.0001 par value per share
              ------------------------------------------------------------------

Item 2(e).    CUSIP Number:

              553044108
              ------------------------------------------------------------------

Item 3.       N/A
              ------------------------------------------------------------------

Item 4.       Ownership.
              ------------------------------------------------------------------

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)   Amount beneficially owned:

              704,760 shares
              ------------------------------------------------------------------

        (b)   Percent of class:

              5.9%
              ------------------------------------------------------------------

        (c)   Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote                   704,760
                                                       -------------------------

        (ii)  Shared power to vote or to direct the vote                       0
                                                         -----------------------

        (iii) Sole power to dispose or to direct the disposition of      704,760
                                                                    ------------

        (iv)  Shared power to dispose or to direct the disposition of          0
                                                                      ----------
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                                                            Page 4 of 4 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          Not Applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 10, 1997
                                         ---------------------------------------
                                                           (Date)

                                                /s/ Ernest Corvese, Trustee
                                         ---------------------------------------
                                                         (Signature)

                                                Ernest Corvese, Trustee of
                                          The Corvese Irrevocable Trust -- 1992
                                         ---------------------------------------
                                                         (Name/Title)